

November 21, 2022

William Hartman
Chief Executive Officer
Halberd Corp
P.O. Box 25
Jackson Center, Pennsylvania 16133

      **Re:  Halberd Corp**
          **Amendment No. 5 to Registration Statement on Form 10**
          **Response dated November 9, 2022**
          **File No. 000-56440**

Dear William Hartman:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services